Exhibit 99.1

Ebang International to Launch Bitcoin Mining Business

HANGZHOU, China, Feb. 17, 2021 (GLOBE NEWSWIRE) — Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a blockchain technology company in the global market, today held a board meeting and passed a resolution (the “Resolution”) to launch Bitcoin mining business. According to the Resolution, the Company plans to operate its Bitcoin mining business by adopting a combination of deploying self-manufactured mining machines and mining machines purchased from other manufacturers as well as leasing computing powers from other mining farms. At the same time, the Company also expects to invest in data center constructions to provide support for Bitcoin mining activities.

Mr. Dong Hu, Chairman and CEO of the Company, commented, “With the development of Bitcoin mining business, the Company will not only just continue to position itself as a Bitcoin mining machine producer. This move will increase our revenue in cryptocurrency business and optimize our product offering structure. We believe it will help the Company’s transformation from a hardware manufacturer to a blockchain company with comprehensive involvements in its industry chain.”

There is no guarantee that the Company’s operation of Bitcoin mining business will commence as planned or at all, or that such business operation will improve the Company’s financial performance or results of operation. Shareholders are cautioned not to place undue reliance on this press release.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a leading bitcoin mining machine producer in the global market with steady access to wafer foundry capacity. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.
Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com